Exhibit 99.1

FOR IMMEDIATE RELEASE

Village Farms International Announces Pure Sunfarms’ Receipt of License

Amendment to Supply Cannabis Products Directly to Provincial/Territorial

Wholesalers and Authorized Private Retailers

– Pure Sunfarms Expects to Begin Shipping Branded Cannabis Products to the OCRC and

BCLDB in the Coming Weeks –

Vancouver, BC, September 9, 2019 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX: VFF; Nasdaq: VFF) today announced that its 50%-owned joint venture for large-scale, low-cost, high-quality cannabis production, Pure Sunfarms, has received from Health Canada the amendment to its license permitting it to sell and distribute packaged, Pure Sunfarms-branded dried cannabis products directly to provincial/territorial wholesalers and authorized private retailers in accordance with provincial/territorial frameworks in Canada (sometimes referred to as a “packaging license”), effective immediately.

Pure Sunfarms has supply agreements in place with the Ontario Cannabis Retail Corporation (the “OCRC”, operating as the Ontario Cannabis Store) and the British Columbia Liquor Distribution Branch (the “BCLDB”) and expects to begin shipping Pure Sunfarms-branded products to both the OCRC and BCLDB in the coming weeks. Combined, Ontario and British Columbia comprise more than half of Canada’s population.

“We’re thrilled to receive this amendment to our license and be able make our product available to cannabis consumers across the country,” said Mandesh Dosanjh, President and Chief Executive Officer, Pure Sunfarms. “Pure Sunfarms will begin to roll out our consumer brand over the coming weeks and Canadian consumers will soon be able to try our product, proudly grown right here in B.C., for themselves. Cultivated with the highest standards by the most experienced growers in the industry, we believe the quality of our cannabis, will speak for itself.”

“Pure Sunfarms has already established itself as a premiere supplier of cannabis products to other licensed producers and with this amendment it can now begin building a differentiated and enduring brand based on its best-in-class, low-cost growing operations with Canadian consumers,” said Michael DeGiglio, CEO, Village Farms International. “The ability to now sell Pure Sunfarms-branded products directly to the provinces and territories comes on the heels of Pure Sunfarms’ first 1.1 million square foot greenhouse reaching full production of 75,000 kilograms annually in July, and will further support Pure Sunfarms’ industry leading gross margin and position it for continued growth in revenue and profitability. And we look forward to Pure Sunfarms quickly expanding distribution into additional provinces as it moves toward doubling its production capacity to a minimum of 150,000 kilograms annually next year.”

Pure Sunfarms continues to advance discussions with other provincial distributors for potential supply agreements to further expand its presence in the Canadian cannabis market.

About Village Farms International, Inc.

Village Farms is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its 50% ownership of British Columbia-based Pure Sunfarms Corp., one of the single largest cannabis growing operations in the world. The Company also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp-derived CBD market, subject to compliance with all applicable U.S. federal and state laws, Village Farms has established two joint ventures, Village Fields Hemp and Arkansas Valley Green and Gold Hemp, for outdoor hemp cultivation and CBD extraction and is pursuing controlled environment hemp production at a portion of its Texas greenhouse operations, which total 5.7 million square feet of production area.

Cautionary Language

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, the greenhouse vegetable industry or the cannabis and hemp industries are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with U.S. and Canadian securities regulators, including as detailed in the Company’s annual information form and management’s discussion and analysis for the year-ended December 31, 2018.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Lawrence Chamberlain

Investor Relations

LodeRock Advisors

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com